Exhibit 99.1

Linkage Global Inc Announces Pricing of $6,000,000 Initial Public Offering

Tokyo, Japan, Dec. 18, 2023 (GLOBE NEWSWIRE) -- Linkage Global Inc (the “Company” or “Linkage”), a cross-border e-commerce integrated service company headquartered in Japan, today announced the pricing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $6,000,000, before deducting underwriting discounts and other offering expenses. The Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on December 19, 2023, under the ticker symbol “LGCB.”

The Company has granted the underwriters an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 225,000 Ordinary Shares at the public offering price, less underwriting discounts and commissions, to cover the over-allotment option, if any.

The Offering is being conducted on a firm commitment basis. The Company intends to use the proceeds from this Offering 1) for technology research and development; 2) to further strengthen supply chain integration; 3) to expand its manpower and talent pool; 4) to venture into the Southeast Asian market; and 5) for working capital and other general corporate purposes. The Offering is expected to close on December 21, 2023, subject to the satisfaction of customary closing conditions.

EF Hutton LLC (“EF Hutton”) is acting as sole book-running manager for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Company, and Ortoli Rosenstadt LLP is acting as U.S. counsel to EF Hutton in connection with the Offering.

A registration statement on Form F-1 (File No. 333-274326) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on December 18, 2023. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus related to the Offering may be obtained, when available, from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhutton.com or telephone at (212) 404-7002. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Linkage Global Inc

Linkage Global Inc is a cross-border e-commerce integrated services provider headquartered in Japan, with operations in Japan, Hong Kong, and mainland China. The Company has developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services. Cross-border sales operations were initially launched in 2011 in Japan through the Company’s subsidiary, EXTEND CO., LTD. The products sold in the Company’s cross-border sales business are sourced from Japanese and Chinese manufacturers and brands, together with the Company’s private label smart products. Linkage also provides digital marketing solutions to its customers by cooperating with Google and other channels. Since 2021, the Company has started offering e-commerce operation training courses and software support services. The mission of Linkage is to make cross-border transactions easier. For more information, please visit: https://www.linkagecc.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will”, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

EF Hutton LLC
Ms. Stephanie Hu, Head of Asia, Investment Banking
Email: syndicate@efhutton.com

Investor Relations

WFS Investor Relations Inc.
Connie Kang, Partner
Email: ckang@wealthfsllc.com
Tel: +86 1381 185 7742